SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09058954

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Ste. 2550
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera (305) 533-1027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gravier & Associates, LLP
(Name - *if individual, state last, first, middle name*)

201 Alhambra Circle, Ste. 901	Coral Gables	Florida	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, William A. Herrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick Securities, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Yailing Collazo
Commission #DD629313
Expires: MAR. 31, 2011
www.AaronNotary.com

(Signature)

FINOP
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

GRAVIER
& Associates
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick Securities, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act of 1934 (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gravier & Associates LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2009

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
WWW.GNACPA.COM

BULLTICK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$	600,865
RECEIVABLE FROM CLEARING BROKER (NOTE 3)		612,869
DEPOSIT AT CLEARING BROKER (NOTE 3)		100,000
OTHER RECEIVABLES - COMMISSIONS		3,598
DUE FROM RELATED PARTY		6,605
OTHER ASSETS		19,051
	$	1,342,988

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	432,420
Due to Parent		19,981
Total liabilities		452,401
MEMBER'S EQUITY		890,587
	$	1,342,988

See accompanying notes.

BULLTICK SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES		
Riskless principal trading	$	5,173,506
Commissions		2,727,022
Interest income		63,402
Other income		50,259
Total revenues		8,014,189
EXPENSES		
Placement referral fees		4,503,444
Management fees (Note 4)		2,260,749
Professional fees		42,372
Other general and administrative		76,403
Interest (Note 3)		10,382
Quotations and research		38,823
Clearing charges		347,379
Total expenses		7,279,552
NET INCOME	$	734,637

See accompanying notes.

BULLTICK SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY AS OF DECEMBER 31, 2007	$	155,950
NET INCOME		734,637
MEMBER'S EQUITY AS OF DECEMBER 31, 2008	**$**	**890,587**

See accompanying notes.

BULLTICK SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	734,637
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Receivable from clearing broker	(	42,386)
Other Receivables - Commissions	(	3,598)
Other assets	(	19,051)
Accounts payable and accrued liabilities		129,286
Due from related party	(	6,605)
Due to affiliate	(	209,752)
Total adjustments	(	152,106)
Net cash provided by operating activities		582,531
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings from Parent		16,481
NET INCREASE IN CASH		599,012
CASH - BEGINNING		1,853
CASH - ENDING	$	600,865
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	10,382

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bulltick Securities, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being Bulltick Capital Markets, L.P. (Parent). The Company's membership in the Financial Industry Regulatory Authority (FINRA), became effective on December 17, 2004 (date of registration), but commencement of operations did not start until October 2006. The Company did not have significant securities related activity until December 3, 2007 when certain customer accounts were transferred from Bulltick, LLC, a FINRA member broker-dealer affiliated with the Company by common ownership. The Company also registered as a member of the National Futures Association ("NFA") during 2008.

The Company acts primarily in a riskless principal capacity for its customers located within Latin America, buying and selling securities and earning a mark-up. The Company also acts in an agency capacity for its customers and charges a commission. The Company's operations are located in Miami, Florida.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions, along with related commission income, clearing charges and commission expenses, are reported on a trade date basis. Interest income is recognized on the accrual basis of accounting and is recorded as it is earned.

Cash Concentration

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member, limited liability company (LLC), whose operations are reflected in the tax return of the Company's Parent. The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December, 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities such as the Company.

Advertising

Advertising costs are expensed as incurred. Advertising amounted to $38,826 for the year ended December 31, 2008 which was included in management fees (Note 4).

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $861,309, which exceeded requirements by $831,149, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.53 to 1.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. At December 31, 2008, the amount receivable from clearing broker and the deposit at clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represent cash balances in various accounts.

Interest expense related to debit balances with this broker amounted to $10,382 for the year ended December 31, 2008.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

Management Fees

The Company has a management agreement with Bulltick Financial Services, LLC, related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami, Florida, as well as staffing, in consideration of a management fee. For the year ended December 31, 2008, the Company incurred and paid $2,227,700 of management fees to this entity. In addition, Bulltick, LLC charged the Company $33,049 for other expenses. Total expenses incurred and paid to affiliates are comprised of the following:

NOTE 4. RELATED PARTY TRANSACTIONS (Continued)

Management Fees (Continued)

Salaries and related costs	$ 1,643,815
Travel	181,866
Other	37,579
Professional services	85,057
Rent	128,393
Office expenses	90,582
Communication services	54,631
Advertising and promotion	38,826
	$ 2,260,749

During 2008, the Company's Parent paid certain expenses on their behalf, of which $19,981 remains payable at year-end.

SUPPLEMENTARY INFORMATION

BULLTICK SECURITIES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDITS		
Member's Equity - representing net capital before haircuts on foreign currency balances	$	890,587
DEBITS		
Other receivables- commissions		3,598
Due from related party		6,605
Other assets		19,051
Total debits		29,254
HAIRCUTS ON FOREIGN CURRENCY BALANCES		24
NET CAPITAL		861,309
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $452,401		30,160
EXCESS NET CAPITAL	$	831,149
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.53 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	432,420
Due to Parent		19,981
Total aggregate indebtedness	$	452,401

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

BULLTICK SECURITIES, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

GRAVIER
&
Associates
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 and CFTC Regulation 1.16

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

In planning and performing our audit of the financial statements of Bulltick Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company that we consider relevant to the objectives stated in Regulation 1.16, in making the periodic computation of minimum financial requirements pursuant to Regulation 1.17.

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
WWW.GNACPA.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Iravien & Associates, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2009

BULLTICK SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
AND REGULATION 1.16 UNDER THE
COMMODITY EXCHANGE ACT

December 31, 2008